

October 19, 2010

Mr. Franco Bernabè
Chief Executive Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123 Milan, Italy

      Re: **Telecom Italia S.p.A.**
             Form 20-F for Fiscal Year Ended December 31, 2009
             Filed May 21, 2010
             File No. 1-13882

Dear Mr. Bernabè:

      We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Larry Spirgel
           Assistant Director